Exhibit 99.1
Conformed Copy
IN THE MATTER OF AN ARBITRATION UNDER
THE UNCITRAL ARBITRATION RULES BETWEEN:
TELENOR EAST HOLDING II AS,
                                                            Claimant
-and-
(1) ALTIMO HOLDINGS & INVESTMENTS LTD.,
(2) ALTIMO COOPERATIEF U.A.
-and-
(3) VIMPELCOM LTD.,
                                                              Respondents

STIPULATION AND ORDER
PRESERVING THE STATUS QUO, WITHOUT PREJUDICE,
PENDING A FINAL ARBITRAL AWARD

     WHEREAS, the parties wish to enter into consensual undertakings to preserve the status quo pending the Tribunal’s issuance of a final award addressing the merits of the additional claims asserted by Claimant Telenor East Holding II AS (“Telenor”) in its Amended Statement of Claim dated October 31, 2011 (the “Termination Claims”);

     WHEREAS, the First and Second Respondents, Altimo Holdings & Investments Ltd. and Altimo Cooperatief U.A. (collectively referred to as “Altimo”), contend that the 10 June 2011 notice by Altimo (the “Sell-Down Notice”), informing of a sale by Altimo Cooperatief of preferred shares of the Third Respondent VimpelCom Ltd. (“VimpelCom”), to Forrielite Limited (the “Forrielite Transaction”), is a valid notice of termination of the Shareholders Agreement dated October 4, 2009 among the parties (the “Shareholders Agreement”), effective as of 10 December 2011;

     WHEREAS, Telenor contends that the Sell-Down Notice and the Forrielite Transaction were ineffective to terminate the Shareholders Agreement as of 10 December 2011;

     WHEREAS, Third Respondent VimpelCom takes no position regarding whether the Sell-Down Notice and the Forrielite Transaction were effective to terminate the Shareholders Agreement as of 10 December 2011; and

     WHEREAS, the parties wish to resolve Telenor’s application for interim relief without further proceeding, and without prejudice to the rights, claims and defenses of any party with respect to the Termination Claims;

     IT IS HEREBY STIPULATED AND AGREED by and between the parties to this proceeding as follows:

     1. The Tribunal makes no findings, preliminary or otherwise, on the merits of the Termination Claims at this time;

     2. Altimo and Telenor reserve their rights, claims and defenses regarding the Termination Claims;

     3. Altimo and Telenor reserve their rights, claims and defenses regarding whether the Part A or Part B Bye-laws are effective after 10 December 2011;

     4. All parties acknowledge the authority, and submit to the jurisdiction of, the Tribunal to render a final determination on the merits of the Termination Claims and to determine retroactively to 10 December 2011 whether the Shareholders Agreement terminated as of that date or continues in full force and effect;

     5. All parties acknowledge the authority, and submit to the jurisdiction of, the Tribunal to determine retroactively the question of whether VimpelCom’s Part A or Part B Bye-laws were in effect after 10 December 2011;

     6. The Tribunal’s determination of whether the Shareholders Agreement terminates on 10 December 2011 is suspended until such time as the Tribunal issues its final determination on the merits;

     7. The Tribunal’s determination of the applicability of VimpelCom’s Part A or Part B Bye-laws is suspended until such time as the Tribunal issues its final determination on the merits;

     8. Pending the hearing and determination of the Termination Claims by the Tribunal:

(a)
 Without prejudice to any party’s claims, rights and defenses, VimpelCom will operate pursuant to the Part A Bye-laws as if they were in effect; and the parties undertake that no party (including VimpelCom) will take any action that it would be authorized to take under the Part B Bye-Laws that it would not be authorized to take under the Part A Bye-Laws;

(b)
 Each party expressly agrees that paragraph 8(a) above shall not be construed (i) as a determination by the Tribunal that either the Part A or Part B Bye-laws have been deemed by the Tribunal to apply in advance of the final award, and (ii) as modifying the initial period under the Part B Bye-laws, if applicable; and

(c)	For the avoidance of doubt, in the event any party (including VimpelCom) believes it needs clarification of this Stipulation and Order, it may apply to the Tribunal therefor on an expedited basis.

     9. Each party is prohibited from doing indirectly that which it has agreed not to do directly in this Stipulation and Order, whether through directors, officers, affiliates, agents or otherwise;

     10. Each party undertakes to use its best efforts to ensure that the undertakings herein remain effective;

     11. Each party retains the right to revert to the Tribunal in the event of developments or circumstances not clearly considered by the parties and covered by their undertakings;

     12. The parties may attach a copy of this Stipulation and Order to filings required to be made with a securities regulator in the United States or any other jurisdiction. No party shall make any other public statement regarding this Stipulation and Order, other than a “no comment” in response to any press inquiries, without the express prior consent of the other Parties or the direction of the Tribunal;

     13. Each party is free to apply to the Tribunal to enforce any of the terms of this Stipulation and Order.

     14. This Stipulation and Order shall terminate upon the earliest of:

(a)	the date of a final determination by the Tribunal on the Termination Claims; and

(b)	1 March 2012 or such later date as the Tribunal may consider appropriate following an application to the Tribunal for extension of that date.

Signed:
For the Parties:

/s/ Robert L. Sills	/s/ Timothy Nelson
For Claimant Telenor East Holdings II AS	For Respondent Altimo Holdings &
Investments Ltd.

/s/ Timothy Nelson	/s/ Steven M. Pesner
For Respondent Altimo Cooperatief U.A.	For Respondent VimpelCom Ltd.

For the Tribunal:

/s/ William T. Allen	/s/ Kenneth Rokison
Prof. William T. Allen	Kenneth Rokison, Q.C.

/s/ Robert H. Smit
Robert H. Smit, Esq.
Chairman

Dated: November 22, 2011